FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 31, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 24 and 30 October 2024 (both inclusive).

The cash amount of the shares purchased to 30 October 2024 as a result of the execution of the Buy-back Programme amounts to 811,338,817 Euros, which represents approximately 53.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
24/10/2024	SAN	Purchase	XMAD	2,409,787	4.6026
24/10/2024	SAN	Purchase	CEUX	741,645	4.6086
24/10/2024	SAN	Purchase	TQEX	36,137	4.6139
24/10/2024	SAN	Purchase	AQEU	212,431	4.6136
25/10/2024	SAN	Purchase	XMAD	3,098,791	4.5911
25/10/2024	SAN	Purchase	CEUX	669,042	4.6112
25/10/2024	SAN	Purchase	TQEX	73,429	4.6080
25/10/2024	SAN	Purchase	AQEU	158,738	4.6064
28/10/2024	SAN	Purchase	XMAD	2,251,104	4.5987
28/10/2024	SAN	Purchase	CEUX	643,221	4.5982
28/10/2024	SAN	Purchase	TQEX	131,864	4.5942
28/10/2024	SAN	Purchase	AQEU	373,811	4.5953
29/10/2024	SAN	Purchase	XMAD	5,142,763	4.5020
29/10/2024	SAN	Purchase	CEUX	1,536,963	4.4878
29/10/2024	SAN	Purchase	TQEX	275,690	4.4780
29/10/2024	SAN	Purchase	AQEU	544,584	4.4802
30/10/2024	SAN	Purchase	XMAD	5,449,694	4.4068
30/10/2024	SAN	Purchase	CEUX	2,501,069	4.4110
30/10/2024	SAN	Purchase	TQEX	349,989	4.4055
30/10/2024	SAN	Purchase	AQEU	549,248	4.3961
			TOTAL	27,150,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 31 October 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 24/10/2024 and 30/10/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-24-a-30-oct-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 31, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance